News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING FILES 2005 DOCUMENTS

CALGARY, March 24, 2006 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG)

today announced that it has filed its audited consolidated financial statements for the year-ended

December 31, 2005 and related management’s discussion and analysis and its annual information form with Canadian security regulatory authorities. The financial statements and management’s discussion and analysis and the Trust’s form 40-F have also been filed with the United States Securities and Exchange Commission. Copies of the documents are available at www.sedar.com, www.sec.gov and the Trust’s website at www.fording.ca.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and is a leading producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Catherine Hart

Investor Relations Analyst

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca